[redacted]

SEC ISSION

13026005

SEC
Mail Processing
Section
DEC 6 - 2013
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
DEC 6 - 2013
Washington DC
404

SEC FILE NUMBER
8- 27800

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bryan Funding inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Technology Drive, Suite 105
(No. and Street)

Canonsburg	PA	15317-9557
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Bryan 724-746-4004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kinol Sharie Leyh & Associates -- Thomas E. Golden, CPA, MST
(Name – *if individual, state last, first, middle name*)

3740 Mt Royal Blvd	Allison Park	PA	15101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CD 12/18/13

CD 12/19
KW 12/18/13

OATH OR AFFIRMATION

I, Richard G. Bryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bryan Funding, Inc., as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Cynthia Lynn Bryan, Notary Public
Cecil Twp., Washington County
My Commission Expires Aug. 10, 2014
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KINOL
SHARIE
LEYH
AND ASSOCIATES

Certified Public Accountants
A Professional Corporation

3740 Mt. Royal Boulevard
Allison Park, PA 15101-3525
(412) 486-9250
Fax: (412) 487-1480

Independents Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Bryan Funding, Inc

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2013, which were agreed to by Bryan Funding, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Bryan Funding, Inc 's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7) Bryan Funding, Inc.'s management is responsible for the Bryan Funding, Inc.'s compliance with those requirements This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement (check register) record entries noting no differences;
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2013 with the amounts reported in Form SIPC-7 for the year ended June 30, 2013 noting no differences;
3. Compared any adjustments in Form SIPC-7 with supporting schedules and working papers (cash receipts records) noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kinol Sharie Leyh Associates

August 9, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P O Box 92185 Washington, D C 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended June 30 2013
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

027880 FINRA JUN
Bryan Funding, Inc.
125 Technology Dr. , Ste 105
Canonsburg, PA 15317-9557

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed

Name and telephone number of person to contact respecting this form.
Richard Bryan 724-746-4004

2 A.	General Assessment (item 2e from page 2)	$150
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	(0)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	150
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$150
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $150	
H.	Overpayment carried forward $(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
Not Applicable

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bryan Funding, Inc.
(Name of Corporation Partnership or other organization)

______
(Authorized Signature)

Dated the 9th day of August, 20 13

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 20 12
and ending June 30, 20 13
Eliminate cents

Item No.		Amount
2a	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$739,269
2b	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	-
	(2) Net loss from principal transactions in securities in trading accounts.	-
	(3) Net loss from principal transactions in commodities in trading accounts	-
	(4) Interest and dividend expense deducted in determining item 2a	-
	(5) Net loss from management of or participation in the underwriting or distribution of securities	-
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	-
	(7) Net loss from securities in investment accounts	-
	Total additions	-
2c	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	617,818
	(2) Revenues from commodity transactions	-
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	-
	(4) Reimbursements for postage in connection with proxy solicitation	-
	(5) Net gain from securities in investment accounts	-
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)	-
	(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C): Limited Partnership Interests (Reg D offering) 120,201/ Reimbursement of Expenses 1500	121,451
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $-	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $-	
	Enter the greater of line (i) or (ii)	-
	Total deductions	739,269
2d	SIPC Net Operating Revenues	$-
2e	General Assessment @ 0025	$150

(to page 1, line 2 A.)

FINANCIAL STATEMENTS

BRYAN FUNDING, INC,

JUNE 30, 2013

CONTENTS

KINOL
SHARIE
LEYH
AND ASSOCIATES

Certified Public Accountants
A Professional Corporation

3740 Mt Royal Boulevard
Allison Park, PA 15101-3525
Phone: (412) 486-9250
Fax: (412) 487-1480

Independent Auditor's Report

Board of Directors
Bryan Funding, Inc.
Canonsburg, PA 15317

We have audited the accompanying statement of financial condition of Bryan Funding, Inc as of June 30, 2013 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bryan Funding, Inc. as of June 30, 2013 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of financial statements Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole

Kinol Sharie Leyh + Associates
Pittsburgh, Pennsylvania
August 9, 2013

BRYAN FUNDING, INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2013

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 58,163
Accounts receivable	48,672
Prepaid expenses	2,942
Deferred income taxes	719
Prepaid taxes	854
TOTAL ASSETS	$ 111,350
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Commissions payable and accrued expense	$ 53,654
Shared office liability	1,572
TOTAL CURRENT LIABILITIES	55,226
STOCKHOLDER'S EQUITY	
Common stock $1 par value per share; 5,000 shares authorized and outstanding	5,000
Paid-in capital	14,502
Retained earnings	36,622
TOTAL EQUITY	56,124
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 111,350

The accompanying notes are an integral part of these financial statements.

BRYAN FUNDING, INC.

STATEMENT OF INCOME

For the year ended June 30, 2013

COMMISSIONS	$ 739,269
EXPENSES	
Commissions	634,663
Training fees	5,914
Wholesaling fees	86,533
Insurance	3,861
Accounting fees	3,600
Legal fees	971
Regulatory fees	5,454
Postage	21
Printing	166
Dues and subscriptions	325
Shared office expenses	763
Bank and brokerage fees	59
	742,330
NET LOSS BEFORE TAXES	(3,061)
INCOME TAXES (BENEFIT)	
Federal	(459)
State	(260)
	(719)
NET LOSS	$ (2,342)

The accompanying notes are an integral part of these financial statements

BRYAN FUNDING, INC.

STATEMENT OF CASH FLOWS

For the year ended June 30, 2013

Decrease in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers	$ 732,097
Cash paid to suppliers	(778,941)
Income taxes paid	(584)
	(47,428)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(47,428)
CASH – BEGINNING OF YEAR	105,591
CASH – END OF YEAR	$ 58,163

Reconciliation of Net Loss to Net Cash Used in Operating Activities

Net loss	$ (2,342)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in:	
Accounts receivable	(7,172)
Prepaid expenses	(2,942)
Deferred income taxes	(719)
Prepaid taxes	(44)
Increase (decrease) in:	
Commissions payable and accrued expense	(34,432)
Shared office liability	763
Income taxes payable	(540)
NET CASH USED IN OPERATING ACTIVITIES	$ (47,428)

The accompanying notes are an integral part of these financial statements

BRYAN FUNDING, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended June 30, 2013

	Common Stock	Paid-in Capital	Retained Earnings
Balance at July 1, 2012	$ 5,000	$ 14,502	$ 38,964
Additional paid-in capital	-	-	-
Net loss for the year	-	-	(2,342)
Balance at June 30, 2013	$ 5,000	$ 14,502	$ 36,622

The accompanying notes are an integral part of these financial statements

BRYAN FUNDING, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2013

Note 1. Organization and Summary of Significant Accounting Policies

A. Nature and Business – Bryan Funding, Inc. (the "Company"), a Pennsylvania Corporation, is a broker/dealer for the sale of oil and gas partnership interests and securities. The Company was formed on May 21, 1981.

B. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

C. Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

D. Concentrations of Credit Risk – The majority of cash and cash equivalents are deposited with one financial institution. The deposits in excess of federally insured limits are subject to risk. The balances of these deposits fluctuate throughout the year based on the operations of the Company.

E. Accounts Receivable - Accounts receivable shown on the accompanying financial statement represents 12B-1 fees and commissions due from mutual fund companies.

F. Revenue Recognition - Commission revenue is recognized when rendered and related expenses are recorded when incurred. Commission income and expense from customers' security transactions on introduced accounts are recorded on a trade date basis.

G. Income Taxes – The Company adopted the provisions of Accounting Standards Codification Topic 740 (ASC 740) (formerly FIN 48) on July 1, 2009. The adoption of ASC 740 resulted in no change to the financial statements. The Company is a C-corporation for federal and state income tax purposes. The Company is open to examination for fiscal tax years 2010 through 2012 by the major taxing authorities to which it is subject. There are currently no tax audits in process and there are no unsettled income tax assessments outstanding. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax positions in interest expense and tax expenses, respectively. No amounts of such expenses are currently accrued.

Note 1. Organization and Summary of Significant Accounting Policies (continued)

H. Fair Value Measurements – FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. FASB ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs to be used when available. Observable inputs are inputs that market participants use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.
- Level 3 – Valuations are based on inputs that are unobservable and significant to the overall fair market value measurement.

The Company using available market information and appropriate valuation methodologies, has determined the estimated fair value of its financial instruments. However, considerable judgment is required in interpreting data to develop the estimates of fair value. The fair values of the Company's financial instruments are estimated based on current market rates and instruments with the same risk and maturities. The carrying value of cash and cash equivalents, accounts receivable, commissions payable and other assets and liabilities approximate their fair values because of the short-term nature of these instruments.

Note 2 - Income Taxes

As a result of the loss the Company does not have any current income tax expense. However, the Company has a deferred income tax asset as of June 30, 2013 from the current net operating loss for federal and state taxes of $719. The current net operating loss may be carried back two years or forward twenty years for federal income tax purposes and only carried forward twenty years for Pennsylvania tax purposes. The computation of the deferred tax asset is as follows:

Net loss before income taxes	$ (3,061)	
Federal tax benefit at statutory rates	$ 459	15.00%
State taxes net of federal benefit	260	8.50%
Net deferred tax asset	$ 719	23.50%

Note 3 - Related Party Transactions

The Company paid commissions of $37,000 to Richard Bryan during the fiscal year ending June 30, 2013 and has a payable of $2,551 due him at June 30, 2013. Richard Bryan is the sole owner of Bryan Funding, Inc. The Company also has a payable for shared office expenses of $1,572 due to Bryan Management, LLC as of June 30, 2013. Commissions of $86,950 were paid during the year from Bryan Management, LLC. Bryan Management, LLC is 100% owned by Richard Bryan. The Company paid commissions of $32,000 to Rebecca Bryan. Rebecca Bryan is related to Richard Bryan the sole owner of Bryan Funding, Inc.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (see rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2013, the Company had net capital of $55,405, which was $50,405 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was .98 to 1.

The Company is exempt from the Customer Protection Reserves and Custody of Securities Requirement Rule 15c3-3, under the exemptive provision provided by section (k)(2)(ii).

Note 5 - Subsequent Events

Management has evaluated subsequent events through August 9, 2013, the date on which the financial statements were available to be issued.

BRYAN FUNDING, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL - SCHEDULE I

June 30, 2013

AGGREGATE INDEBTEDNESS		
Total money liabilities		$ 55,226
TOTAL AGGREGATE INDEBTEDNESS		55,226
NET CAPITAL		
Common stock	5,000	
Paid-in capital	14,502	
Retained earnings	36,622	
TOTAL CAPITAL AVAILABLE		56,124
LESS: NON ALLOWABLE ASSET		-
NET CAPITAL		$ 56,124
CAPITAL REQUIREMENTS		
6 2/3 of aggregate indebtedness	3,682	
Minimum capital requirement	5,000	
Net capital requirement		$ 5,000
Net capital in excess of requirements		51,124
Net capital as above		$ 56,124
Ratio of aggregate indebtedness to net capital		0.98

BRYAN FUNDING, INC.

RECONCILATION OF NET CAPITAL COMPUTATION TO JUNE 30 2013 FOCUS REPORT - SCHEDULE II

June 30, 2013

	Audit Report	Focus Report	Difference
Total ownership equity	$ 56,124	$ 52,790	$ 3,334
Net capital requirements	5,000	5,000	-
Excess net capital	$ 51,124	$ 47,790	$ 3,334

The difference between the audit report and Bryan Funding, Inc.'s Focus Report (Part IIA filin is due to audit adjustments. The audit adjustments made are as follows:

Adjustment to commissions receivable	$ (3,722)
Adjustment to commissions payable	3,125
Adjustment to prepaid expenses	2,942
Adjustment to prepaid taxes	270
Adjust deferred tax asssets to actual	719
	$ 3,334

KINOL
SHARIE
LEYH
AND ASSOCIATES

Certified Public Accountants
A Professional Corporation

3740 Mt Royal Boulevard
Allison Park, PA 15101-3525
Phone: (412) 486-9250
Fax: (412) 487-1480

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Bryan Funding, Inc

In planning and performing our audit of the financial statements and supplemental schedules of Bryan Funding, Inc for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)11 and for determining compliance with the exemptive provisions of rule 15c3-3 Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of The Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. In addition, no facts came to our attention which indicated that the exemptive provisions of the rule 15c3-3(k) (2) (ii) was not complied with during the year ended June 30, 2013

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties

Kinol Sharie Leyh + Associates

Kinol Sharie Leyh & Associates
Pittsburgh, Pennsylvania
August 9, 2013